NO ACT

PE
1-25-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11006341

Received SEC
MAR 29 2011
Washington, DC 20549

March 29, 2011

Stacy S. Ingram
Assistant Secretary & Senior Counsel-
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-11

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

Dear Ms. Ingram:

This is in response to your letters dated January 25, 2011, February 15, 2011, and March 18, 2011 concerning the shareholder proposal submitted to Home Depot by Kenneth Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 29, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Home Depot seeking approval of an amendment to Home Depot's certificate of incorporation. You also represent that the proposal conflicts with Home Depot's proposal. You indicate that presenting the proposal and Home Depot's proposal would be confusing to shareholders and that approval of both proposals would lead to unclear results. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position we have not found it necessary to address the alternative basis for omission upon which Home Depot relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

March 18, 2011

Stacy S. Ingram
Senior Counsel – Corporate and Securities Practice Group

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal Submitted by Mr. Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Per my discussion earlier today with Charles Kwon of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission in connection with the above referenced shareholder proposal, The Home Depot, Inc. (the "Company") confirms to the Staff that on February 24, 2011, the Board of Directors approved the amendment to the Company' Certificate of Incorporation referenced in the Company's February 15, 2011 letter to the Staff. The Board of Directors also approved the submission of that amendment to the Company's shareholders and recommended that the shareholders approve the amendment at the 2011 Annual Meeting of Shareholders. The amendment will be submitted to the shareholders for approval in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials"). The amendment to the Certificate of Incorporation requires the filing of preliminary proxy materials, which the Company intends to file on March 28, 2011. The Company expects to file its definitive proxy materials on April 15, 2011.

Based upon the foregoing and the analysis in our letters of February 15, 2011 and January 25, 2011, we respectfully reiterate our request that the Staff concur that it will take no action if the Company excludes the Mr. Steiner's proposal from the 2011 Proxy Materials.

If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858.

Very truly yours,



Stacy S. Ingram
Assistant Secretary & Senior Counsel -
Corporate and Securities Practice Group
The Home Depot, Inc.

cc: Mr. Kenneth Steiner
Mr. John Chevedden

2071504v1



2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

February 15, 2011

Stacy S. Ingram
Senior Counsel – Corporate and Securities Practice Group

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal Submitted by Mr. Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by The Home Depot, Inc. (the "Company") to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's decision to include in its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a proposal (the "Amended Company Proposal") that is slightly different than the proposal the Company intended to submit to its shareholders (the "Original Company Proposal") at the time it submitted a no-action request to the Staff on January 25, 2011 (the "No-Action Request"). The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if the Company, in reliance on Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended, excluded from the 2011 Proxy Materials a shareholder proposal (the "2011 Proposal") received from Mr. Kenneth Steiner that is virtually identical to the Original Company Proposal.

The 2011 Proposal requests the Board of Directors of the Company (the "Board") to take action to permit shareholders to act by the written consent of the holders of the minimum number of shares necessary to authorize an action. As was the case with the Original Company Proposal, the Amended Company Proposal will result in full implementation of the 2011 Proposal. Moreover, the 2011 Proposal and the Amended Company Proposal present alternative and conflicting decisions for shareholders, and the submission of both proposals for a shareholder vote could provide for inconsistent and ambiguous results. Accordingly, the Company respectfully reiterates its request that the Staff concur that the Company may exclude the 2011 Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) and now, in view of the Amended Company Proposal, Rule 14a-8(i)(9) as well.

At the time of the No-Action Request, the Company planned to address the objective of the 2011 Proposal by deleting Paragraph 5 of Article SIXTH of the Company's Amended and Restated Certificate of Incorporation (the "Certificate"). Now the Company proposes to delete Paragraph 5 of Article SIXTH of the Certificate and replace it in its entirety with an amendment to the Certificate that implements the consent right in a clear, straightforward manner that provides fundamental fairness to all shareholders. Specifically, the new paragraph (a) sets a minimum threshold for requesting that the Board set a record date under Section 213 of the DGCL, and (b) ensures that consents are solicited from all holders of shares by the shareholders proposing to take action by written consent. This will result in a process that is fair, transparent and inclusive of all shareholders. It is anticipated that on February 24, 2011, the Board will approve the following amendment to the Certificate to allow shareholder action by written consent and will then submit the Amended Company Proposal to the Company's shareholders and recommend that they approve the amendment at the 2011 Annual Meeting of Shareholders:

> "5. Any action required to be taken at any annual or special meeting of stockholders of the Corporation or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting and without a vote if, in accordance with the by-laws, (a) record holders of shares representing at least 25% of the outstanding common stock of the Corporation have submitted a written request to the Secretary of the Corporation asking that the Board of Directors establish a record date for the proposed action by stockholders and including the information with respect to such action and such holders as would be required by the by-laws if such holders were requesting the call of a special meeting, (b) the Board of Directors fixes such a record date or has failed to do so within ten (10) days after the date on which such request was received by the Secretary of the Corporation, (c) consents are solicited by the stockholders proposing to take such action from all holders of shares and (d) consents in writing, setting forth the action so taken, are delivered to the Corporation and not revoked and are signed by the holders of outstanding stock on such record date having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting."

Because the Amended Company Proposal substantially implements the 2011 Proposal in the same way as the Original Company Proposal as described in the No-Action Request, the Company respectfully reiterates its request that the Staff concur that Rule 14a-8(i)(10) authorizes the Company to exclude the 2011 Proposal for the 2011 Proxy Materials.

Furthermore, the 2011 Proposal should be excluded under Rule 14a-8(i)(9) because it conflicts with the Amended Company Proposal. The Staff has consistently stated that, when a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9) since presenting both matters for a vote could produce inconsistent and ambiguous results. *See, e.g. Danaher Corporation* (avail. Jan. 21, 2011) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meeting) and *Raytheon Co.* (avail. Mar. 29, 2010) (same). Here, presenting both the 2011 Proposal and the Amended Company Proposal is confusing to shareholders because the Amended Company Proposal implements the action sought by the 2011 Proposal. If the Company were to include both proposals in the 2011 Proxy Materials and the shareholders approve both proposals, it would be unclear to the Company which manner of implementation of shareholder action by written consent the Company should adopt. Conversely, as discussed in the No-Action Request, if both proposals were included in the 2011 Proxy Materials and shareholders approved only one, it would be unclear whether shareholders truly want the Company to implement the necessary steps to permit shareholder action by written consent.

Based upon the foregoing analysis and the analysis in the No-Action Request, we respectfully reiterate our request that the Staff concur that it will take no action if the Company excludes the 2011 Proposal from the 2011 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has concurrently sent a copy of this letter via overnight mail to the Proponent as notice of the Company's decision to include the Amended Company Proposal in the 2011 Proxy Materials. The Company is also concurrently sending a copy of this letter via email and overnight mail to Mr. John Chevedden, the Proponent's representative, as requested by the Proponent.

If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858.

Very truly yours,



Stacy S. Ingram
Assistant Secretary & Senior Counsel -
Corporate and Securities Practice Group
The Home Depot, Inc.

cc: Mr. Kenneth Steiner
Mr. John Chevedden



2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

January 25, 2011

Stacy S. Ingram
Senior Counsel – Corporate and Securities Practice Group

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal Submitted by Mr. Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of The Home Depot, Inc. (the "Company") to exclude from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "2011 Proposal") received from Mr. Kenneth Steiner (the "Proponent"). In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the 2011 Proposal from its 2011 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission (on or about April 15, 2011); and

- concurrently sent a copy of this letter via overnight mail to the Proponent as notice of the Company's intent to exclude the 2011 Proposal from the 2011 Proxy Materials. The Company is also concurrently sending a copy of this letter via email and overnight mail to Mr. John Chevedden, the Proponent's representative, as requested by the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to


USA
Proud Sponsor

inform the Proponent and Mr. Chevedden that if the Proponent or Mr. Chevedden elects to submit correspondence to the Commission or the Staff with respect to the 2011 Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The 2011 Proposal states as follows:

> "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)."

A copy of the 2011 Proposal and related supporting statement is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company respectfully requests the Staff to concur in its view that the 2011 Proposal may be excluded from the Company's 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) under the Exchange Act because the Company has already substantially implemented the 2011 Proposal.

BACKGROUND

The Company's proxy materials for its 2010 Annual Meeting of Shareholders held on May 20, 2010 (the "2010 Annual Meeting") included a proposal submitted by the Proponent (the "2010 Proposal") that was substantially identical to the 2011 Proposal. Specifically, the 2010 Proposal stated as follows:

> "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law."

A copy of the 2010 Proposal, which was included in the proxy materials for the 2010 Annual Meeting, is attached as Exhibit B. The 2010 Proposal was approved by our shareholders at the 2010 Annual Meeting, with the support of 53% of the votes cast. Subsequently, discussed at the meetings in August 2010, the Board of Directors of the Company (the "Board") and the Nominating and Corporate Governance Committee of the Board determined to take necessary steps to implement the 2010 Proposal and determined to take action at a subsequent meeting prior to the 2011 Annual Meeting. Accordingly, at its meeting on February 24, 2011, the Board will approve an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate") to allow shareholder action by written consent, and will recommend to the Company's shareholders that they approve the amendment at the 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting"). Specifically, the 2011 Proxy Materials will include a proposal (the "Company Proposal") seeking shareholder approval of the deletion of Paragraph 5 of Article SIXTH of the Certificate, which currently states:

> "5. No action shall be taken by stockholders of the Corporation except at an annual or special meeting of the stockholders of the Corporation."

Under the Delaware General Corporation Law ("DGCL"), shareholder approval is required to amend the Certificate. If the shareholders approve the amendment and this paragraph is deleted, the Company will be governed by Section 228 of the DGCL, which permits shareholder action by written consent "of the holders of outstanding common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were presented and voted" – the same standard as the one proposed in the 2011 Proposal. Following the 2011 Annual Meeting, if the shareholders approve the Company Proposal, the Board will adopt standard amendments to the Company's By-Laws to further implement shareholder action by written consent. These provisions, in accordance with the DGCL, will require the shareholder initiating the consent to request that the Board fix a record date to determine shareholders eligible to act by written consent and to provide information sufficient for the Company to confirm the shareholder's ownership status, and will require the Board to appoint an independent inspector of elections to certify the results of the action by written consent. Accordingly, if the Company Proposal is approved, shareholders will have the ability to act by written consent in accordance with the procedures set forth in DGCL and the Company's By-Laws, fully implementing both the 2010 and 2011 Proposals.

Because the Board had already determined to provide for the ability of shareholders to act by written consent, the Company contacted the Proponent and the Proponent's representative, Mr. Chevedden, following receipt of the 2011 Proposal, to assure them that the Company would be implementing the 2011 Proposal and to request its withdrawal. As reflected in the correspondence attached as Exhibit C to this letter, the Company made multiple attempts to explain to Mr. Chevedden that the standard of shareholder action by written consent proposed in the Company Proposal directly aligns with the language of the 2011 Proposal and that approval of the Company Proposal by shareholders will result in the full implementation of the 2011 Proposal. Despite such efforts by the Company and despite the Company's assurances to Mr. Chevedden that the Company Proposal will be included in the 2011 Proxy Materials, Mr. Chevedden has refused to withdraw the 2011 Proposal.

ANALYSIS

1. The 2011 Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the 2011 Proposal.

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if "the company has already substantially implemented the proposal," thereby rendering it moot. As stated above in the Background, the Company is taking all of the steps necessary to fully implement the 2011 Proposal. Under the standard expressed in Exchange Act Release No. 12598 (July 7, 1976), the exclusion provided for in Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...." When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has consistently held that the proposal has been "substantially implemented" and is thus excludable under Rule 14a-8(i)(10). *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995).

A proposal need not be "fully effected" by the company in order to be excludable as substantially implemented. *See* Exchange Act Release No. 20091 at §11.E.6. (Aug. 16, 1983) (the "1983 Release"). Rather, the exclusion under Rule 14a-8(i)(10) is available where a company's actions have addressed the proposal's "essential objective" satisfactorily. *See* the 1983 Release; *see also Symantec Corporation* (avail. June 3, 2010); *Bank of America Corp.* (avail. Dec. 15, 2010); *The Dow Chemical Company* (avail. Mar. 3, 2008); *American International Group, Inc.* (avail. Mar. 12, 2008). As confirmed above, the Company will be submitting the Company Proposal to the shareholders at the 2011 Annual Meeting, and the very purpose of the Company Proposal is to satisfy the objective of the 2011 Proposal, as well as the 2010 Proposal, to the full extent proposed by the Proponent. Therefore, the Company has already taken, or has committed to take, actions that address the "essential objective" of the 2011 Proposal.

The Company Proposal will fully — not just substantially — implement the 2011 Proposal. As a result, the Company has an even stronger basis to rely on Rule 14a-8(i)(10) to exclude the 2011 Proposal. The Staff has on numerous occasions taken the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and is thus excludable in reliance on Rule 14a-8(i)10). *See Bank of America Corp.* (avail. Jan. 14, 2008); *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corp.* (avail. Mar. 29, 1999); *Erie Indemnity Co.* (avail. Mar. 15, 1999); *AutoNation Inc.* (avail. Mar. 5, 2003); *AutoNation Inc.* (avail. Feb. 10, 2004); *Symantec Corporation* (avail. June 3, 2010) (the Staff concurring in each case that a shareholder proposal is excludable under Rule 14a-8(i)(10) even though the company did not comply with every detail of the proposal).

Furthermore, inclusion of both the 2011 Proposal and the Company Proposal, which address the identical subject matter, will cause confusion for shareholders and may result in conflicting mandates from shareholders. Shareholders are likely to question why two proposals on the same topic are included in the 2011 Proxy Materials, and may not understand that the proposals have the same intent. It is possible that shareholders may approve one proposal while not approving the other proposal, resulting in conflicting mandates to the Company. In fact, the percentage of the votes cast in favor of the 2010 Proposal at the 2010 Annual Meeting (53%) suggests that the approval of the 2011 Proposal is in no way guaranteed, indicating that such a conflicting result is very possible. If this were to occur, it would not be possible for the Company to determine whether its shareholders in fact want the Company to implement the necessary steps to permit shareholder action by written consent.

Consequently, because the Company will comply with every element of the 2011 Proposal, and due to the confusion likely to occur if the Company must include the 2011 Proposal, the Company may properly rely on Rule 14a-8(i)(10) to exclude the 2011 Proposal from the 2011 Proxy Materials.

As described in this request, the Board will submit the Company Proposal to the Company's shareholders at the 2011 Annual Meeting. The Company will supplementally notify the Staff after the Proposal has been submitted to the shareholders in the 2011 Proxy Materials. The Staff has consistently granted no-action relief where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after the action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff upon board action in that regard).

CONCLUSION

Based on the foregoing analysis, the Company believes that it may omit the 2011 Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(10), and the Company respectfully requests the Staff to confirm to the Company that it will not recommend any enforcement action if the Company omits the 2011 Proposal from the 2011 Proxy Materials.

To facilitate transmission of the Staff's response to this request, my email address is stacy_ingram@homedepot.com and facsimile number is (770) 384-5842, and the Proponent's representative's email address is FISMA & OMB Memorandum M-07-16 If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858. Thank you for your consideration of this request.

Very truly yours,



Stacy S. Ingram
Assistant Secretary & Senior Counsel -
Corporate and Securities Practice Group
The Home Depot, Inc.

cc: Mr. Kenneth Steiner
Mr. John Chevedden

Exhibit A

The 2011 Proposal

[HD: Rule 14a-8 Proposal, October 6, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 53%-support to a 2010 shareholder proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

The 2010 Proposal

[HD: Rule 14a-8 Proposal, December 1, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

Our board was the only significant directorship for three of our directors: David Batchelder, Ari Bousbib and Albert Carey. This could indicate a lack of current transferable director experience for these directors who represented 75% of our audit committee. This was compounded by David Batchelder and Albert Carey each owning less than 101 shares.

Our Lead Director, Bonnie Guiton Hill, was on two boards rated "D" by The Corporate Library: AK Steel Holding (AKS) and Yum! Brands (YUM). Our directors Armando Codina and Karen Katen were on the GM board together while GM stock lost 90% of its value.

Our Directors still had a $1 million retirement gift program – potentially challenging their independence. Our management may have skewed the 2009 annual meeting voting results by assigned a proposal two conflicting item numbers in our 2009 voting materials.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Exhibit C

Correspondence

Im, Justin

From: Ingram, Stacy
Sent: Thursday, October 07, 2010 4:19 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Berry, Adam E
Subject: RE: Rule 14a-8 Proposal (HD) -- K. Steiner
Attachments: Verification Letter - K. Steiner Proposal.pdf

Mr. Chevedden,

Please see the attached letter regarding the proposal from Mr. Kenneth Steiner.

Regards,

Stacy S. Ingram
Sr. Counsel - Corporate & Securities
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, October 06, 2010 1:59 PM
To: Berry, Adam E
Cc: Ingram, Stacy
Subject: Rule 14a-8 Proposal (HD)

Mr. Berry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden



2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770)384-2858 • Fax: (770) 384-5842

October 7, 2010

Ms. Stacy S. Ingram
Senior Counsel – Corporate and Securities

BY OVERNIGHT MAIL AND EMAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing in response to your email dated October 6, 2010 addressed to Mr. Adam E. Berry of The Home Depot, Inc. (the "Company"), regarding a proposal by Mr. Kenneth Steiner captioned "Shareholder Action by Written Consent."

Before we can process Mr. Steiner's proposal, we need to confirm that he satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires that Mr. Steiner prove eligibility by submitting a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, Mr. Steiner continuously held at least $2,000 in market value of the Company's securities for at least one year.

As required by statute, please send us such proof of ownership within *14 calendar days* of receiving this letter. Ownership documentation may be sent to me by fax or by email. My fax number is (770) 384-5842 and my email address is stacy_ingram@homedepot.com. For your reference, I am enclosing a copy of Rule 14a-8.

Should you require any additional information or if you would like to discuss this matter, please call me at (770) 384-2858.

Very truly yours,

Stacy S. Ingram
Senior Counsel – Corporate and Securities
The Home Depot, Inc.

Enclosure
cc: Jack VanWoerkom


USA
Proud Sponsor

1682961-1

Im, Justin

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, October 15, 2010 10:32 PM
To: Ingram, Stacy
Cc: Berry, Adam E
Subject: Verification Letter -(HD)
Attachments: CCE00009.pdf

Mr. Ingram,
Please see the attached Rule 14a-8 verification of stock ownership letter.
Sincerely,
John Chevedden
cc: Kenneth Steiner

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 650 shares of The Home Depot Inc. (HD); having held at least two thousand dollars worth of the above mentioned security since the following date: 1/13/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Stacy Ingram	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 770-384-5842	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Im, Justin

From: Ingram, Stacy
Sent: Wednesday, December 22, 2010 10:45 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Dayhoff, Diane
Subject: Letter regarding Written Consent Proposal
Attachments: Letter re Written Consent Proposal.pdf

Mr. Chevedden,

Attached please find the letter from Diane Dayhoff per your conversation with her regarding the shareholder written consent proposal that Mr. Kenneth Steiner sent to The Home Depot. Please do not hesitate to contact me if you have any questions.

Regards,
Stacy Ingram

Stacy S. Ingram
Sr. Counsel - Corporate & Securities
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com



2455 Paces Ferry Rd. N.W. • Atlanta, GA 30339

December 22, 2010

BY OVERNIGHT MAIL AND EMAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing to follow up on our telephone conversation of December 20, 2010, regarding the proposal by Mr. Kenneth Steiner captioned "Shareholder Action by Written Consent." As we discussed, to implement Mr. Steiner's proposal, the shareholders of The Home Depot, Inc. (the "Company") must approve an amendment to the Company's Certificate of Incorporation. The Company will be including a proposal in its proxy statement for its 2011 Annual Shareholders Meeting asking its shareholders to approve this amendment. Specifically, shareholders will be asked to approve the deletion of Paragraph 5 of Article SIXTH of our Articles of Incorporation, which current states:

"5. No action shall be taken by stockholders of the Corporation except at an annual or special meeting of the stockholders of the Corporation."

If the shareholders approve the deletion of this provision, the Company will then be governed by Section 228 of the Delaware General Corporation Law, which permits shareholder action by written consent "of the holders of outstanding common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted." You will note that this standard aligns directly with the language in Mr. Steiner's proposal. Therefore, if the proposal is approved, shareholders will have the ability to act by written consent, in accordance with the procedures set forth in Delaware law and the Company's By-Laws.

Consequently, we ask that you please withdraw the proposal in writing, so that we do not have to go to the difficulty and expense to the Company and ultimately to shareholders of requesting a no-action letter from the SEC to exclude the proposal as duplicative of a Company proposal. Please send your withdrawal letter to the attention of Stacy Ingram, Assistant Secretary of the

Company, by email at stacy_ingram@homedepot.com or by fax at (770) 384-5842. If you need any additional information or if you would like to discuss this matter further, please call me at (770) 384-2666 or Stacy at (770) 384-2858.

Very truly yours,



Diane Dayhoff
Vice President – Investor Relations
The Home Depot, Inc.

cc: Kenneth Steiner (via overnight mail)
Jack VanWoerkom
Stacy S. Ingram

Im, Justin

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 27, 2010 11:36 AM
To: Ingram, Stacy
Subject: Rule 14a-8 Proposal (HD) wc

Mr. Ingram, Thank you for the December 22, 2010 company letter. If shareholders approve the company proposal will shareholders have the right to written consent on topics of their choosing.
Sincerely,
John Chevedden

Im, Justin

From: Ingram, Stacy
Sent: Tuesday, December 28, 2010 12:53 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Rule 14a-8 Proposal (HD) wc

Mr. Chevedden,
Yes, shareholders will have the ability to take any action by written consent that is permitted by Delaware law.
Sincerely,
Stacy Ingram

From: ***FISMA & OMB Memorandum M-07-16***
To: Ingram, Stacy
Sent: Mon Dec 27 10:35:51 2010
Subject: Rule 14a-8 Proposal (HD) wc

Mr. Ingram, Thank you for the December 22, 2010 company letter. If shareholders approve the company proposal will shareholders have the right to written consent on topics of their choosing.
Sincerely,
John Chevedden

Im, Justin

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 29, 2010 12:35 AM
To: Ingram, Stacy
Subject: Rule 14a-8 Proposal (HD) wc

Mr. Ingram, Thank you for you response. In order to clarify, can you word your response this way: "If shareholders approve the 2011 company proposal, shareholders will then have the right to written consent on topics of their choosing."

Sincerely,
John Chevedden

Im, Justin

From: Ingram, Stacy
Sent: Monday, January 03, 2011 12:56 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Rule 14a-8 Proposal (HD) wc
Attachments: Stacy Ingram.vcf

Mr. Chevedden,
If shareholders approve the 2011 Company proposal, shareholders will then have the right to written consent on topics of their choosing. Regards,
Stacy Ingram

From: ***FISMA & OMB Memorandum M-07-16***
To: Ingram, Stacy
Sent: Tue Dec 28 23:34:55 2010
Subject: Rule 14a-8 Proposal (HD) wc

Mr. Ingram, Thank you for you response. In order to clarify, can you word your response this way: "If shareholders approve the 2011 company proposal, shareholders will then have the right to written consent on topics of their choosing."

Sincerely,
John Chevedden

Im, Justin

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 03, 2011 10:53 PM
To: Ingram, Stacy
Subject: Rule 14a-8 Proposal (HD) wc
Attachments: Stacy Ingram.vcf

Mr. Ingram, If shareholders approve the 2011 Company proposal, will shareholders then have the right to written consent on topics of their choosing if the HD board opposes the topics that shareholders choose.
Sincerely,
John Chevedden

Im, Justin

From: Ingram, Stacy
Sent: Tuesdav. January 04, 2011 9:13 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (HD) wc

Mr. Chevedden,

Yes, if shareholders approve the 2011 Company proposal, shareholders then have the right to written consent on topics of their choosing if the HD board opposes the topics that shareholders choose.

Sincerely,

Stacy S. Ingram
Sr. Counsel - Corporate & Securities
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 03, 2011 10:53 PM
To: Ingram, Stacy
Subject: Rule 14a-8 Proposal (HD) wc

Mr. Ingram, If shareholders approve the 2011 Company proposal, will shareholders then have the right to written consent on topics of their choosing if the HD board opposes the topics that shareholders choose.
Sincerely,
John Chevedden

Im, Justin

From: Ingram, Stacy
Sent: Monday, January 17, 2011 2:48 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Home Depot Shareholder Proposal Withdrawal Request

Mr. Chevedden –

I'm following up on our previous correspondence regarding the shareholder proposal from Mr. Kenneth Steiner regarding shareholder action by written consent. As indicated by Ms. Dayhoff's letter of December 22, 2010 and our subsequent email correspondence, The Home Depot will be submitting a proposal to its shareholders at its upcoming annual meeting to amend the Certificate of Incorporation to permit shareholder action by written consent as requested in Mr. Steiner's proposal. Our SEC no-action letter deadline is fast approaching, and therefore, we again ask that you please withdraw the proposal from Mr. Steiner in writing so that we may avoid the no-action letter process. Please do not hesitate to contact me if you have any further questions.

Best regards,

Stacy S. Ingram
Sr. Counsel - Corporate & Securities
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com

Voicemail Transcription

To: Stacy Ingram

From: John Chevedden

Re: Shareholder Proposal

Date: January 20, 2011

Ms. Ingram, John Chevedden, thanks for the email today. The Company might be 100% right, but I just don't feel comfortable withdrawing the proposal. Yeah, I appreciate all the correspondence that has gone back and forth, and I hope that the Company is right.

So, thanks very much.